FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 3, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris 2016 Third Quarter Results.
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2016 Third Quarter Results

The financial information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars ($) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, November 3, 2016 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2016 with comparison to its results for the quarter and nine months ended September 30, 2015.

Summary of 2016 Third Quarter Results

(Comparison with second quarter of 2016 and third quarter of 2015)
	Q3 2016	Q2 2016		Q3 2015
Net sales ($ million)	1,049	1,121	(6%)	1,559	(33%)
Operating (loss) ($ million)	(14)	(40)	65%	(319)	96%
Net income (loss) ($ million)	15	(9)	269%	(356)	104%
Shareholders’ net income (loss) ($ million)	17	(13)	225%	(355)	105%
Earnings (loss) per ADS ($)	0.03	(0.02)	225%	(0.60)	105%
Earnings (loss) per share ($)	0.01	(0.01)	225%	(0.30)	105%
EBITDA* ($ million)	154	124	24%	240	(36%)
EBITDA margin (% of net sales)	14.7%	11.1%		15.4%

*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals). EBITDA includes severance charges of $10 million in Q3 2016, $43 million in Q2 2016 and $38 million in Q3 2015, in Q3 2016 EBITDA also includes a one off-gain of $14 million from the sale of land. If these charges and one-off gains were not included EBITDA would have been $150 million (14%) in Q3 2016, $167 million (15%) in Q2 2016 and $278 million (18%) in Q3 2015.

Our third quarter sales were down 6% sequentially reflecting a further decline in average selling prices. Shipments, however, stabilized following six consecutive quarters of declines, with higher volumes in US onshore compensating seasonally lower volumes in Europe and the completion of shipments for line pipe projects in Argentina. EBITDA for the quarter rose sequentially with the margin recovering reflecting lower severance charges and a one-off gain of $14 million from the sale of land.

Operating cash flow amounted to $254 million with a further reduction of $149 million in working capital and our free cash flow was positive at $66 million after capital expenditures of $187 million, mainly relating to the construction of our new mill in Bay City. Our financial position remains stable with net cash (cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at September 30, 2016.

Interim Dividend Payment
Our board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million. The payment date will be November 23, 2016 , with an ex-dividend date on November 21, 2016 and record date on November 22, 2016.

Market Background and Outlook

The oil market is close to a balance between supply and demand. Modest increases in commodity prices are helping oil and gas companies to balance cash flows. US drilling activity is gradually increasing and is up 25% from its low in May. In the rest of the world, drilling activity is close to bottoming out. The recovery, however, will be gradual while oil inventories remain high and the financial condition of the oil and gas industry and its suppliers is stretched.
Our sales and EBITDA in the fourth quarter will benefit from the gradual recovery of demand in North America and a strong level of shipments in the Middle East and Africa. In the first half of 2017, our sales and EBITDA should continue to benefit from a recovery in sales in North America but a slowdown in sales to the Middle East and Africa will hold back the results of the first quarter.

Analysis of 2016 Third Quarter Results

Tubes Sales volume (thousand metric tons)	Q3 2016	Q2 2016		Q3 2015
Seamless	416	395	5%	439	(5%)
Welded	62	80	(23%)	160	(61%)
Total	477	475	0%	599	(20%)

Tubes	Q3 2016	Q2 2016		Q3 2015
(Net sales - $ million)
North America	282	266	6%	502	(44%)
South America	225	245	(8%)	465	(52%)
Europe	126	162	(23%)	150	(16%)
Middle East & Africa	251	276	(9%)	229	10%
Asia Pacific	34	36	(5%)	47	(28%)
Total net sales ($ million)	917	985	(7%)	1,393	(34%)
Operating (loss) ($ million) †	(32)	(65)	50%	(337)	90%
Operating margin (% of sales)	(3.5%)	(6.6%)		(24.1%)

1Tubes operating income includes severance charges of $9 million in Q3 2016, $39 million in Q2 2016 and $35 million in Q3 2015. Additionally in the third quarter of 2015 operating result includes a goodwill impairment charge of $400 million on our North American business.

Net sales of tubular products and services decreased 7% sequentially and 34% year on year. Sequentially volumes were stable but sales declined reflecting a 7% decline in average selling prices. In North America, sales increased due to higher activity and consumption in the United States and Canada land operations, partially offset by further price declines. In South America we had lower sales following the completion of deliveries to pipeline projects in Argentina. In Europe sales declined reflecting seasonally lower sales to industrial and line pipe customers and lower sales on reduced activity in the North Sea. In the Middle East and Africa sales were negatively affected by lower selling prices with an increase in shipments to Saudi Arabia and for the Zohr project in Egypt offset by lower shipments to Kuwait and UAE. In Asia Pacific higher sales to Chevron in Thailand were offset by lower sales in Indonesia.
Operating result from tubular products and services, was a loss of $32 million in the third quarter of 2016, compared to a loss of $65 million in the previous quarter and a loss of $337 million in the third quarter of 2015 when we recorded an impairment charge of $400 million. Sequentially, we reduced the Tubes operating loss mainly due to a reduction in selling, general and administrative expenses and a one-off gain on the sale of land amounting to $14 million. Part of the reduction in SG&A and the improvement in results was due to lower severance charges in the Tubes segment, wich amounted to $10 million in Q3 2016 ($6 million in SG&A and $4 million in cost of sales), compared to $40 million in Q2 2016 ($24 million in SG&A and $16 million in COS) and $36 million in Q3 2015 ($19 million in SG&A and $17 million in COS).

Others	Q3 2016	Q2 2016		Q3 2015
Net sales ($ million)	131	136	(3%)	166	(21%)
Operating income ($ million)	18	25	(27%)	17	7%
Operating margin (% of sales)	14.1%	18.6%		10.4%

Net sales of other products and services decreased 3% sequentially and 21% year on year. Operating income declined due to a further deterioration in our industrial equipment business in Brazil and our coiled tubing business.
Selling, general and administrative expenses, or SG&A, amounted to $312 million, or 29.8% of net sales in the third quarter of 2016, compared to $342 million, 30.5% in the previous quarter and $382 million, 24.5% in the third quarter of 2015. The sequential decline in SG&A expenses is mainly explained by lower labor costs due to a lower headcount and a lower level of severance charges and lower services and fees, partially offset by an increase in provisions for contingencies and allowance for doubtful accounts.
Other operating results, amounted to a gain of $17 million in the third quarter of 2016, compared with a loss of $4 million in the previous quarter and a loss of $401 million in the third quarter of 2015. The gain of this quarter comes from the sale of land not used in the production process of the Company.
Financial results amounted to a gain of $4 million in the third quarter of 2016, compared to a gain of $10 million in the previous quarter and a gain of $5 million in the third quarter of 2015. The sequential decline is mainly explained by lower returns on financial investments due to expectations of interest rates increases, partially offset by lower hedging costs.
Equity in earnings of non-consolidated companies generated a gain of $27 million in the third quarter of 2016, compared to a gain of $19 million in the previous quarter and a loss of $5 million in the third quarter of 2015. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.
Results attributable to non-controlling interests amounted to $1 million loss in the third quarter of 2016, compared to $4 million gain in the previous quarter and $1 million loss in the third quarter of 2015. These results were mainly attributable to non-controlling interests at our Japanese subsidiary NKKTubes and our pipe coating subsidiary in Nigeria.

Cash Flow and Liquidity of 2016 Third Quarter

Net cash provided by operations during the third quarter of 2016 was $254 million, compared to $380 million in the previous quarter and $586 million in the third quarter of 2015. Working capital decreased by $149 million during the third quarter of 2016, compared to $307 million in the previous quarter and $438 million in the third quarter of 2015. The decrease in working capital in the third quarter of 2016 was mainly due to a decrease in trade receivables and inventories together with an increase in trade payables.
Capital expenditures amounted to $187 million in the third quarter of 2016, mainly associated with the construction of the new greenfield seamless mill in Bay City, Texas.
We maintained a net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at September 30, 2016.

Analysis of 2016 First Nine Months Results
	9M 2016	9M 2015	Increase/(Decrease)
Net sales ($ million)	3,426	5,681	(40%)
Operating (loss) income ($ million)	(11)	171	(107%)
Net income (loss) ($ million)	34	(29)	217%
Shareholders’ net income (loss) ($ million)	21	(34)	164%
Earnings (loss) per ADS ($)	0.04	(0.06)	164%
Earnings (loss) per share ($)	0.02	(0.03)	164%
EBITDA* ($ million)	483	1,032	(53%)
EBITDA margin (% of net sales)	14.1%	18.2%

*EBITDA is defined as operating income plus depreciation, amortization and impairment charges /(reversals).

Tubes Sales volume (thousand metric tons)	9M 2016	9M 2015	Increase/(Decrease)
Seamless	1,177	1,588	(26%)
Welded	288	460	(37%)
Total	1,465	2,048	(28%)

Tubes	9M 2016	9M 2015	Increase/(Decrease)
(Net sales - $ million)
North America	929	2,051	(55%)
South America	820	1,418	(42%)
Europe	421	576	(27%)
Middle East & Africa	765	882	(13%)
Asia Pacific	98	225	(57%)
Total net sales ($ million)	3,033	5,152	(41%)
Operating (loss) income ($ million)	(76)	132	(158%)
Operating margin (% of sales)	(2.5%)	2.6%

Net sales of tubular products and services decreased 41% to $3,033 million in the first nine months of 2016, compared to $5,152 million in the first nine months of 2015, reflecting a 28% decrease in volumes and an 18% decrease in average selling prices.
Operating result from tubular products and services amounted a loss of $76 million in the first nine months of 2016 compared to a gain of $132 million in the first nine months of 2015. Results have been negatively affected by the decline in sales and a higher ratio of fixed costs resulting from low utilization of production capacity and severance costs to adjust the workforce to current market conditions. Severance charges in the Tubes segment amounted to $60 million in the first nine months of 2016 ($32 million in SG&A and $28 million in cost of sales), compared to $136 million in the same period of 2015 ($55 million in SG&A and $80 million in COS).

Others	9M 2016	9M 2015	Increase/(Decrease)
Net sales ($ million)	394	529	(26%)
Operating income ($ million)	65	39	67%
Operating margin (% of sales)	16.4%	7.3%

Net sales of other products and services decreased 26% to $394 million in the first nine months of 2016, compared to $529 million in the first nine months of 2015, while operating income increased 67% reflecting higher margins.
SG&A amounted to $941 million, or 27.5% of net sales during the first nine months of 2016, compared to $1,255 million, or 22.1% in the same period of 2015. Despite a 25% decline in SG&A expenses, SG&A as a percentage of sales increased mainly due to a higher proportion of fixed costs over lower revenues.

Other operating results amounted to net gain of $12 million in the first nine months of 2016, compared with a loss of $393 million in the same period of 2015 when we recorded a goodwill impairment charge of $400 million on our welded pipe business in the United States.
Financial results were a loss of $1 million in the first nine months of 2016 compared to a loss of $5 million in the same period of 2015, mainly explained by higher returns on financial investments partially offset by negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments.
Equity in earnings of non-consolidated companies generated a gain of $57 million in the first nine months of 2016, compared to a gain of $7 million in the first nine months of 2015. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.
Income tax charges totalled $10 million in the first nine months of 2016, compared to $202 million in the same period of 2015.
Income attributable to non-controlling interests amounted to $13 million in the first nine months of 2016, compared to $4 million in the first nine months of 2015. These results were mainly attributable to non-controlling interests at our Japanese subsidiary NKKTubes and our pipe coating subsidiary in Nigeria.

Cash Flow and Liquidity of 2016 First Nine Months

During the first nine months of 2016, net cash provided by operations was $942 million, compared to $2,012 million in the same period of 2015. Working capital decreased by $559 million in the first nine months of 2016, compared to $1,350 million in the first nine months of 2015.
Capital expenditures amounted to $629 million in the first nine months of 2016, compared with $824 million in the same period of 2015. As of September 30, 2016 we had invested $1.2 billion in the ongoing construction of the new greenfield seamless mill in Bay City, Texas, of which $402 million correspond to the first nine months of 2016.

We maintained a net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at September 30, 2016.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 4, 2016, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730 0732 within North America or +1 530 379 4676 Internationally. The access number is “96619866”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 11.00 am ET on November 4, through 11.59 pm on November 12, 2016. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “96619866” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement
(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2016	2015	2016	2015
Continuing operations	Unaudited		Unaudited
Net sales	1,048,527	1,559,194	3,426,454	5,680,827
Cost of sales	(766,574)	(1,096,539)	(2,508,814)	(3,861,608)
Gross profit	281,953	462,655	917,640	1,819,219
Selling, general and administrative expenses	(312,481)	(381,582)	(941,044)	(1,255,309)
Other operating income (expense), net	16,717	(400,532)	11,943	(392,874)
Operating (loss) income	(13,811)	(319,459)	(11,461)	171,036
Finance Income	14,226	2,554	58,333	25,639
Finance Cost	(6,913)	(4,721)	(16,031)	(20,341)
Other financial results	(3,456)	6,754	(43,390)	(10,234)
(Loss) income before equity in earnings of non-consolidated companies and income tax	(9,954)	(314,872)	(12,549)	166,100
Equity in earnings (losses) of non-consolidated companies	26,586	(5,375)	56,925	6,809
Income (loss) before income tax	16,632	(320,247)	44,376	172,909
Income tax	(1,144)	(35,420)	(10,115)	(202,310)
Income (loss) for the period	15,488	(355,667)	34,261	(29,401)

Attributable to:
Owners of the parent	16,603	(354,904)	21,498	(33,508)
Non-controlling interests	(1,115)	(763)	12,763	4,107
	15,488	(355,667)	34,261	(29,401)

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2016		At December 31, 2015
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,026,707		5,672,258
Intangible assets, net	1,970,995		2,143,452
Investments in non-consolidated companies	548,882		490,645
Available for sale assets	21,572		21,572
Other investments	285,508		394,746
Deferred tax assets	181,467		200,706
Receivables	202,368	9,237,499	220,564	9,143,943
Current assets
Inventories	1,498,624		1,843,467
Receivables and prepayments	116,416		148,846
Current tax assets	157,190		188,180
Trade receivables	918,814		1,135,129
Other investments	1,830,590		2,140,862
Cash and cash equivalents	468,613	4,990,247	286,547	5,743,031
Total assets		14,227,746		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent		11,484,349		11,713,344
Non-controlling interests		136,531		152,712
Total equity		11,620,880		11,866,056
LIABILITIES
Non-current liabilities
Borrowings	32,737		223,221
Deferred tax liabilities	629,828		750,325
Other liabilities	228,339		231,176
Provisions	63,689	954,593	61,421	1,266,143

Current liabilities
Borrowings	713,222		748,295
Current tax liabilities	94,904		136,018
Other liabilities	231,744		222,842
Provisions	20,574		8,995
Customer advances	40,904		134,780
Trade payables	550,925	1,652,273	503,845	1,754,775
Total liabilities		2,606,866		3,020,918
Total equity and liabilities		14,227,746		14,886,974

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2016	2015	2016	2015
Cash flows from operating activities	Unaudited		Unaudited

Income (loss) for the period	15,488	(355,667)	34,261	(29,401)
Adjustments for:
Depreciation and amortization	167,520	159,215	494,638	460,416
Impairment charge	-	400,314	-	400,314
Income tax accruals less payments	(47,047)	(24,388)	(115,778)	(112,002)
Equity in earnings of non-consolidated companies	(26,586)	5,375	(56,925)	(6,809)
Interest accruals less payments, net	(8,165)	5,616	(38,350)	3,003
Changes in provisions	5,676	(8,675)	13,847	(15,865)
Changes in working capital	148,955	437,624	559,187	1,350,106
Other, including currency translation adjustment	(2,330)	(33,081)	51,506	(37,447)
Net cash provided by operating activities	253,511	586,333	942,386	2,012,315

Cash flows from investing activities
Capital expenditures	(187,376)	(300,895)	(628,799)	(824,082)
Changes in advance to suppliers of property, plant and equipment	7,622	7,417	41,974	23,316
Investment in non-consolidated companies	-	-	(17,108)	-
Net loan to non-consolidated companies	(11,550)	(6,922)	(35,398)	(16,671)
Proceeds from disposal of property, plant and equipment and intangible assets	18,253	1,021	22,232	2,894
Dividends received from non-consolidated companies	-	-	20,674	20,674
Changes in investments in securities	93,841	(49,358)	419,523	(780,045)
Net cash used in investing activities	(79,210)	(348,737)	(176,902)	(1,573,914)

Cash flows from financing activities
Dividends paid	-	-	(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries	(24,000)	-	(28,311)	-
Acquisitions of non-controlling interests	(309)	(23)	(786)	(877)
Proceeds from borrowings	300,029	330,939	795,971	1,454,833
Repayments of borrowings	(373,324)	(577,340)	(1,001,228)	(1,436,803)
Net cash used in financing activities	(97,604)	(246,424)	(588,515)	(337,008)

Increase in cash and cash equivalents	76,697	(8,828)	176,969	101,393
Movement in cash and cash equivalents
At the beginning of the period	392,643	516,724	286,198	416,445
Effect of exchange rate changes	(1,217)	(11,424)	4,956	(21,366)
Increase in cash and cash equivalents	76,697	(8,828)	176,969	101,393
At September 30,	468,123	496,472	468,123	496,472
	At September 30,		At September 30,
Cash and cash equivalents	2016	2015	2016	2015
Cash and bank deposits	468,613	497,753	468,613	497,753
Bank overdrafts	(490)	(1,281)	(490)	(1,281)
	468,123	496,472	468,123	496,472

Net Financial Position

	At September 30,
	2016	2015
Cash and bank deposits	468,123	496,472
Bank overdrafts	490	1,281
Other current investments	1,830,590	2,338,772
Fixed income investments held to maturity	283,833	279,652
Borrowings	(745,959)	(998,898)
Net cash / (debt)	1,837,077	2,117,279